# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NeueHealth, Inc., CIK 0001671284
CUSIP: 10920V404
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 9250 NW 36th St, Suite 420, Doral, Florida (FL), 33178
Date of event which requires filing of this statement: 10/02/2025
Filed by CIK 0001502287
Persons authorized to receive notices and communications: Jennifer Y. Ishiguro, StepStone Group LP, 4225 Executive Square, Suite 1600, La Jolla, California (CA), 90237, (858) 558-9700

## Reporting persons
- StepStone Group LP (CIK 0001502287): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- StepStone VC Global Partners VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- StepStone VC Global Partners VII-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- StepStone VC Global Partners VII-D, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- StepStone VC Global Partners VII-S, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- StepStone VC Opportunities IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- StepStone Master G, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- AU Special Investments, L.P. (CIK 0001700460): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- StepStone VC Opportunities VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- StepStone VC Opportunities VI-D, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- StepStone VC Opportunities V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- StepStone Opportunities V-D, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: NeueHealth, Inc.
Address of issuer's principal executive offices: 9250 NW 36th St, Suite 420, Doral, Florida (FL), 33178

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and supplemented as follows:

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: Except for the information set forth in Item 5(e) hereof, which is incorporated by reference, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On October 2, 2025, all of the shares of Common Stock held by the Reporting Persons were canceled and extinguished and automatically converted into the right to receive cash in an amount equal to $7.33 per share in connection with the Issuer's previously announced business combination. As a result, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

## Signatures
- StepStone Group LP: /s/ Jennifer Y. Ishiguro, By: StepStone Group Holdings LLC, its General Partner, by Jennifer Y. Ishiguro, Partner, Chief Legal Officer (10/06/2025)
- StepStone VC Global Partners VII, L.P.: /s/ Jennifer Y. Ishiguro, By: StepStone Group LP, its investment manager, by Stepstone Group Holdings LLC, its general partner, by Jennifer Y. Ishiguro, Partner, CLO (10/06/2025)
- StepStone VC Global Partners VII-B, L.P.: /s/ Jennifer Y. Ishiguro, By: StepStone Group LP, its investment manager, by Stepstone Group Holdings LLC, its general partner, by Jennifer Y. Ishiguro, Partner, CLO (10/06/2025)
- StepStone VC Global Partners VII-D, L.P.: /s/ Jennifer Y. Ishiguro, By: StepStone Group LP, its investment manager, by Stepstone Group Holdings LLC, its general partner, by Jennifer Y. Ishiguro, Partner, CLO (10/06/2025)
- StepStone VC Global Partners VII-S, L.P.: /s/ Jennifer Y. Ishiguro, By: StepStone Group LP, its investment manager, by Stepstone Group Holdings LLC, its general partner, by Jennifer Y. Ishiguro, Partner, CLO (10/06/2025)
- StepStone VC Opportunities IV, L.P.: /s/ Jennifer Y. Ishiguro, By: StepStone Group LP, its investment manager, by Stepstone Group Holdings LLC, its general partner, by Jennifer Y. Ishiguro, Partner, CLO (10/06/2025)
- StepStone Master G, L.P.: /s/ Jennifer Y. Ishiguro, By: StepStone Group LP, its investment manager, by Stepstone Group Holdings LLC, its general partner, by Jennifer Y. Ishiguro, Partner, CLO (10/06/2025)
- AU Special Investments, L.P.: /s/ Jennifer Y. Ishiguro, By: StepStone Group LP, its investment manager, by Stepstone Group Holdings LLC, its general partner, by Jennifer Y. Ishiguro, Partner, CLO (10/06/2025)
- StepStone VC Opportunities VI, L.P.: /s/ Jennifer Y. Ishiguro, By: StepStone Group LP, its investment manager, by Stepstone Group Holdings LLC, its general partner, by Jennifer Y. Ishiguro, Partner, CLO (10/06/2025)
- StepStone VC Opportunities VI-D, L.P.: /s/ Jennifer Y. Ishiguro, By: StepStone Group LP, its investment manager, by Stepstone Group Holdings LLC, its general partner, by Jennifer Y. Ishiguro, Partner, CLO (10/06/2025)
- StepStone VC Opportunities V, L.P.: /s/ Jennifer Y. Ishiguro, By: StepStone Group LP, its investment manager, by Stepstone Group Holdings LLC, its general partner, by Jennifer Y. Ishiguro, Partner, CLO (10/06/2025)
- StepStone Opportunities V-D, L.P.: /s/ Jennifer Y. Ishiguro, By: StepStone Group LP, its investment manager, by Stepstone Group Holdings LLC, its general partner, by Jennifer Y. Ishiguro, Partner, CLO (10/06/2025)